Exhibit 99.1



ASML WINS CONTRACT WITH ProMOS FOR NEW FAB IN TAIWAN

VELDHOVEN, the Netherlands, May 3, 2005 - ASML Holding NV (ASML) today announced that it had won a contract from ProMOS Technologies (ProMOS or the Company), a leading memory manufacturer, to supply lithography equipment to its new 300 mm wafer fab in Taiwan. This contract increases the presence of ASML in the Taiwanese memory market which produces one-fifth of the world's DRAM devices. No financial details are being disclosed.

"ProMOS is positioning itself to be a long-term winner in the DRAM industry through technology advancement in 300 mm fab and nanometer technology node, said Dr. Len Mei, senior vice president of the manufacturing group at ProMOS. "Our new facility and the systems supplied by ASML will be at full production for the anticipated market growth in 2006."

The ProMOS Taichung facility expects to produce 80,000 wafers per month by 2009, giving it the largest capacity of all 300 mm fabs. ASML began installing equipment, including its TWINSCAN(tm) AT:850, in April 2005.

"ASML has the largest installed base of advanced 300 mm systems in the world due to its superior value of ownership. The high productivity delivered by ASML systems will help strengthen the competitive position of ProMOS," said Eric Meurice, president and CEO, ASML.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

About ProMOS

ProMOS Technologies (5387.TWO), Hsin-chu, Taiwan, is a full-blown memory solution provider and is renowned in the global DRAM industry for its outstanding performance in manufacturing excellence and technology advancement. The company manufactures high-performance and high-density commodity DRAM memory chips as well as pseudo-SRAM, lower power SDRAM and MCM products. ProMOS is listed on Taiwan GreTai Securities Market. For more information, please visit www.promos.com.tw.

ProMOS Media Contact:
Dr. Albert Lin - New Business Development Group - +886 3 579 8308, #3477-Hsin-chu, Taiwan

ASML Media Contacts:
Tom McGuire - Corporate Communications - +31 40 268 5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +1 203 761 6300 - Wilton,
Connecticut

ASML Investor Relations Contacts:
Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona Franki D'Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands